Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Krave, Inc.
3510 Ross Ave Suite 100
Dallas, TX 75204
www.oomikitchen.com

Up to $1,234,999.50 in Series Seed CF Preferred at $0.70
Minimum Target Amount: $19,999.70

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Krave, Inc.
Address: 3510 Ross Ave Suite 100, Dallas, TX 75204
State of Incorporation: DE
Date Incorporated: January 13, 2021

Terms:

Equity

Offering Minimum: $19,999.70 | 28,571 shares of Series Seed CF Preferred
Offering Maximum: $1,234,999.50 | 1,764,285 shares of Series Seed CF Preferred
Type of Security Offered: Series Seed CF Preferred
Purchase Price of Security Offered: $0.70
Minimum Investment Amount (per investor): $500.50

*'Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 5% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 8% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 10% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 15% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 20% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $1,000+ between day 35 - 40 and receive 2% bonus shares

Flash Perk 2: Invest $5,000+ between day 35 - 40 and receive 7% bonus shares

Flash Perk 3: Invest $10,000+ between day 35 - 40 and receive 9% bonus shares

Flash Perk 4: Invest $20,000+ between day 35 - 40 and receive 13% bonus shares

Flash Perk 5: Invest $50,000+ between day 35 - 40 and receive 18% bonus shares

Flash Perk 6: Invest $1,000+ between day 60 - 65 and receive 1% bonus shares

Flash Perk 7: Invest $5,000+ between day 60 - 65 and receive 5% bonus shares

Flash Perk 8: Invest $10,000+ between day 60 - 65 and receive 7% bonus shares

Flash Perk 9: Invest $20,000+ between day 60 - 65 and receive 10% bonus shares

Flash Perk 10: Invest $50,000+ between day 60 - 65 and receive 15% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive $50 in oomi credit

Tier 2 Perk: Invest $5,000+ and receive 3% bonus shares + $150 in oomi credit + 1 free group order (value up to $100 for investors based in the Dallas metroplex)

Tier 3 Perk: Invest $10,000+ and receive 5% bonus shares + $300 in oomi credit + exclusive investor shirt

Tier 4 Perk: Invest $20,000+ and receive 7% bonus shares + $500 in oomi credit + catered event (eligible for investors based in the Dallas metroplex with a value up to $250)

Tier 5 Perk: Invest $50,000+ and receive 10% bonus shares + $1000 in oomi credit + exclusive investor shirt + catered event (eligible for investors based in the Dallas metroplex with a value up to $500)

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Krave Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series Seed CF Preferred at $0.70/ share, you will receive 110 shares of Series Seed CF Preferred, meaning you'll own 110 shares for $70.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

"Krave Inc dba oomi ("Krave" or the "Company") is a Corporation(organized under the laws of the state of Delaware that sells prepared food and beverages through multiple brands/food concepts created by Krave primarily through Krave's ordering platform (app and web page) and through third party marketplace services . The Company's business model consists of a digitally native, multi-brand restaurant concept with a physical location, where customers can order from a variety of brands for delivery, pick-up, or dine-in through a seamless tech-enabled experience focused on GenZ and millennials that value optionality and convenience but at the same time looking for a best in class product. We cater to busy professionals and families, and/or customers looking to place group orders from multiple brands or traditional catering orders. Our products which primarily consists in the sale of food and beverages is sold in Dallas through our retail location as well as through our online ordering platform and third party marketplace services such as Uber Eats

Krave Inc is building the restaurant of the future—where convenience, variety, and technology come together under one roof.

We operate a digitally native, multi-brand restaurant from a single physical location, allowing customers to mix and match from multiple virtual concepts in one seamless order—whether for delivery, pick-up, or dine-in. Our model maximizes kitchen efficiency, increases average order value, and gives customers more of what they want: flavor, speed, and flexibility.

Backed by a proven team with deep restaurant and finance experience, oomi is already generating revenue and building a strong local following. We're now raising capital to grow our brand portfolio and expand into one new location.

Join us as we reshape how people order and experience food.

The Company's Intellectual Property ("IP")

The Company applied for the trademark oomi with the USPTO and is in the final stages of reaching final approval and registration. Competitors and Industry

Competitors and Industry

The total U.S. restaurant industry is presently estimated at approximately $899 billion, based on projections for 2020 by the National Restaurant Association. More recent estimates suggest that the wider foodservice industry—including locations, schools, and lodging—surpassed $1 trillion in 2024 and is expected to reach $1.1 trillion in 2025. In Texas, the restaurant industry generated around $106.8 billion in annual sales in 2024, supporting more than 57,000 restaurant locations and contributing $137.8 billion to overall foodservice economic activity.

Market analysts forecast the U.S. online food delivery sector to grow at a 9–10% CAGR between 2025 and 2030, with global forecasts ranging from 9% to 9.4% CAGR for delivery services.

For off-premise dining (including takeout, delivery, and catering), industry sources suggest it can account for 60–70% of total restaurant traffic in high-demand segments, though this varies by category and geography (this aligns with broader industry commentary and trend observations).

And finally, in certain urban U.S. markets, up to 40–50% of consumers order from third-party delivery platforms at least once per week, particularly among Gen Z and Millennial user segments.*

*Source:

The Company operates in the highly competitive restaurant and food delivery market. Key competitors include traditional brick-and-mortar restaurants that offer similar products and delivery services, as well as third-party marketplace platforms that provide restaurant delivery. However, our business model is notably differentiated. While there are a few companies pursuing similar concepts—primarily outside of Dallas—our offering is unique in both optionality and convenience. We provide a proprietary app that functions as a branded marketplace, but unlike third-party platforms, we own and operate all the featured restaurant brands through vertical integration.

Wonder, while considered the industry leader in this emerging category, is not a direct competitor due to its geographic focus. Currently, the Company does not face direct competition within the Dallas market from other operators offering multiple brands under one roof through a single digital ordering platform for delivery and pickup. That said, we continue to compete with nearby restaurants and online delivery platforms such as Uber Eats for customer traffic.

Current Stage and Roadmap

The Company's location has been open since November of 2022, is operating and generating revenue. We have continued and plan to continue adding additional brands to our offering mix.

The Company's efforts for the next few years will be focused on improving our menu mix, driving additional traffic to our platform and opening additional locations in the Texas market.

The Team

Officers and Directors

Name: Markus Pineyro

Markus Pineyro's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer and Principal Accounting Officer
  Dates of Service: August, 2021 - Present
  Responsibilities: Overall vision, strategy and performance of the company. He also focuses on new concept development, marketing and promotional strategies and technology. Markus does currently receive salary compensation of $75,000 for this role.

Name: Adrian Saide-Jacaman

Adrian Saide-Jacaman's current primary role is with Steak n Shake. Adrian Saide-Jacaman currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder & Board Member
  Dates of Service: January, 2021 - Present
  Responsibilities: I'm one of the three co-founders. My role has been primarily with consulting and advising the company with fundraising, strategy of the business and financial matters.

Other business experience in the past three years:

- Employer: Steak n Shake
  Title: CFO of Franchise System
  Dates of Service: January, 2025 - Present
  Responsibilities: As CFO for Steak n Shake Adrian works closely to support to both Traditional and Partner Franchise business segments, and oversee all financial matters for Steak 'n Shake's International business.

Other business experience in the past three years:

- Employer: Zalat Inc
  Title: Chief Financial Officer
  Dates of Service: June, 2021 - January, 2025
  Responsibilities: As CFO of Zalat Inc., Adrian oversaw all financial functions, including treasury, accounting, FP&A, equity fundraising, and bank relationships. I also led departments such as procurement and HR, and partnered with the CEO on strategy and legal matters.

Name: Rogelio Herrera Ledezma

Rogelio Herrera Ledezma's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer
  Dates of Service: August, 2021 - Present
  Responsibilities: As COO of Krave Inc, Rogelio oversees all aspects of Operations and Human Resources, including training, recruiting, operational execution and efficiency, quality and strategy. - He also leads the development and optimization of systems. Rogelio currently receives salary compensation of $75,000 for this role.

Name: Enrique Omar Ramírez Villalpando

Enrique Omar Ramírez Villalpando's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: January, 2025 - Present
  Responsibilities: Board member responsibilities. Enrique doesn't currently receive salary compensation for his role as a board member with Krave Inc.

Other business experience in the past three years:

- Employer: Mensajeria y Paqueteria Viva, SA de CV
  Title: Franchisee Owner
  Dates of Service: January, 2013 - Present
  Responsibilities: Franchisee owner responsible for running the business and leading employees. General management.

Other business experience in the past three years:

- Employer: Grupo de Verificentros
  Title: Director of Operations
  Dates of Service: February, 2024 - Present
  Responsibilities: General manager and supervisor of multiple vehicle inspection stations in the state of Mexico. Plan and implement strategic plans to improve efficiency and quality of service. Coordinate with regulatory entities to ensure compliance with environmental regulations.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall

not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Series Seed-CF Preferred Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors

willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Minority Holder; Securities with No Voting Rights
TheSeries Seed-CF Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company and and all Company shareholders with liquidation preference over the Series Seed-CF Preferred Stock have received their liquidation preference have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Series Seed-CF Preferred Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes

to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg.Dor Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Krave Inc was formed on 01/13/2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Krave Inc has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that a micro food hall that offers optionality and convenience to eaters is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the nature of the market the business operates within, the potential introduction of new laws or industry-specific

standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

The Company may pursuit intellectual property in the future that that might be vulnerable
The Company may pursuit intellectual property in the future. Intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. Due to the value of such intellectual property, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Our long-term success is highly dependent on our ability to successfully identify and secure appropriate sites and timely develop and expand our operations in existing and new markets:
One of the key means of achieving our growth strategies will be through opening and operating new locations. The number and timing of new locations opened during any given period may be negatively impacted by number of factors including, without limitation: the identification and availability of attractive sites for new locations and the ability to negotiate suitable lease terms; the lack of development and overall decrease in commercial real estate due to a macroeconomic downturn; recruitment and training of qualified personnel in the local market; our ability to obtain all required governmental permits, including zonal approvals, on a timely basis; our ability to control construction and development costs of new locations competition in new markets, including competition for appropriate sites; failure of the landlords to

timely deliver real estate to us; landlord delays; the proximity of potential sites to an existing restaurants, and the impact of cannibalization on future growth; anticipated commercial, residential and infrastructure development near our new locations; and the cost and availability of capital to fund construction costs and pre-opening expenses.

We may be adversely affected by any negative publicity, regardless of its accuracy, including with respect to:
Food safety concerns, including food tampering or contamination; food-borne illness incidents; the safety of the food commodities we use; guest injury; security breaches of confidential guest or employee information; employment-related claims relating to alleged employment discrimination, wage and hour violations; labor standards or healthcare and benefit issues; or government or industry findings concerning our restaurants, restaurants operated by other foodservice providers, or others across the food industry supply chain. Social media for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning our Company may be posted on such platforms at any time. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business.

Food safety and food-borne illness incidents may have an adverse effect on our business by not only reducing demand but also increasing operating costs:
Food safety is a top priority, and we dedicate substantial resources to help ensure that our guests enjoy safe, quality food products. However, food-borne illnesses and other food safety issues have occurred in the food industry in the past, and could occur in the future. A negative report or negative publicity, whether related to one of our locations or to a competitor in the industry, may have an adverse impact on demand for our food and could result in decreased guest traffic to our shops. A decrease in guest traffic to our shops as a result of these health concerns or negative publicity could materially harm our brand, business, financial condition and results of operations.

Damage to our reputation could negatively impact our business, financial condition and results of operations:
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter into new markets. We believe that we have built our reputation on the high quality of our food and service, our commitment to our guests, our strong employee culture, and we must protect and grow the value of our brand in order for us to continue to be successful. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business.

Shortages or interruptions in the supply or delivery of food products could adversely affect our operating results:
Shortages or interruptions in the supply of food products caused by problems in production or distribution, inclement weather, unanticipated demand or other conditions could adversely affect the availability, quality and cost of ingredients, which would adversely affect our operating results.

Limited number of suppliers for our major products and rely on one distribution company for the majority of our distribution program:
If our suppliers or distributors are unable to fulfill their obligations under our arrangements with them, we could encounter supply shortages and incur higher costs. We have a limited number of suppliers for our major products, including all beef, chicken, produce, packaging materials and other raw materials used in the production of food and beverages. Due to this concentration of suppliers, the cancellation of our supply arrangements with these suppliers or the disruption, delay or inability of these suppliers to deliver these major products to our restaurants may materially and adversely affect our results of operations while we establish alternative distribution channels

Restaurant industry is a highly competitive and our inability to compete effectively may affect our traffic, sales and restaurant-level operating profit margins, which could adversely affect our business, financial condition and results of operations:
We compete in the restaurant industry with national, regional and locally-owned and/or operated limited-service restaurants and full-service restaurants. Some of our competitors have significantly greater financial, marketing, personnel and other resources than we do, and many of our competitors are well-established in markets in which we have existing restaurants or intend to locate new ones. In addition, many of our competitors have greater name recognition in some of the local markets in which we have or plan to have additional restaurants. Any inability to successfully compete with the restaurants in our markets will place downward pressure on our guest traffic and may prevent us from increasing or sustaining our revenues and profitability. Our continued success depends in part on the continued popularity of our menu and customer experience. Consumer tastes, nutritional and dietary trends, traffic patterns and the type, number, and location of competing restaurants often affect the restaurant business, and our competitors may react more efficiently and effectively to those conditions. In addition, some of our competitors in the past have implemented programs that provide price discounts on certain menu offerings, and they may continue to do so in the future. If we are unable to continue to compete effectively, our traffic, sales and unit-level operating profit margins could decline and our business, financial condition and results of operations would be adversely affected.

New locations, once opened, may not be profitable, and the performance of our restaurants that we have experienced in the past may not be indicative of future results:
Our results may continue to be significantly impacted by the timing of new restaurant openings (often dictated by factors outside of our control), including landlord delays, associated pre-opening costs and operating inefficiencies. We typically incur the most significant portion of pre-opening expenses associated with a given restaurant within the three months

preceding the opening. Our experience has been that labor and operating costs associated with a newly opened locations for the first several months of operation are materially greater than what can be expected after that time, both in aggregate dollars and as a percentage of sales. Our new restaurants could take more than 12 months to reach planned operating levels due to inefficiencies typically associated with new restaurants, including the training of new personnel, new market learning curves, inability to hire sufficient qualified staff and other factors. We may incur additional costs in new markets, particularly for transportation and distribution, which may impact the profitability of those restaurants. Accordingly, the volume and timing of new openings may have a material adverse impact on our profitability.

Our sales and profit growth could be adversely affected if the same store sales growth is less than we expect.
The level of same store sales growth, which represents the change in year-over-year revenues for restaurants open for 15 months or longer, could affect our sales growth. Our ability to increase same store sales depends in part on our ability to successfully implement our initiatives to build sales. It is possible such initiatives will not be successful, that we will not achieve our target same store sales growth or that same store sales growth could be negative, which may cause a decrease in overall sales and profit growth that would adversely affect our business, financial condition or results of operations.

Opening new locations in existing markets may negatively affect sales at our existing restaurants
The consumer target area of our restaurants varies by location, depending on a number of factors, including population density, other local restaurants and attractions, area demographics and geography. As a result, the opening of a new location in or near markets in which we already have a restaurant could adversely affect the sales of those existing ones. Existing restaurants could also make it more difficult to build our consumer base for new locations in the same market. Sales cannibalization among our restaurants may become significant in the future as we continue to expand our operations and could adversely affect our sales growth, which could, in turn, adversely affect our business, financial condition or results of operations.

Our failure to manage our growth effectively could harm our business and operating results.
Our growth plan includes a significant number of new restaurants in new and existing markets. Our existing management systems, financial and management controls and information systems may not be adequate to support our planned expansion. Our ability to manage our growth effectively will require us to continue to enhance these systems, procedures and controls and to locate, hire, train and retain management and operating personnel, particularly in new markets. We may not be able to respond on a timely basis to all of the changing demands that our planned expansion will impose on management and on our existing infrastructure, or be able to hire or retain the necessary management and operating personnel, which could harm our business, financial condition or results of operations. These demands could cause us to operate our existing business less effectively, which in turn could cause a deterioration in the financial performance of our existing restaurants. If we experience a decline in the financial performance, we may decrease the number of or discontinue restaurant openings, or we may decide to close restaurants that we are unable to operate in a profitable manner.

Our plans to open new restaurants, and the ongoing need for capital expenditure at our existing ones, require us to spend capital.
Our growth strategy depends on opening new restaurants, which will require us to use cash flows from operations and net proceeds of this offering. We cannot assure you that cash flows from operations and the net proceeds of this offering will be sufficient to allow us to implement our growth strategy. If this cash is not allocated efficiently among our various projects, or if any of these initiatives prove to be unsuccessful, we may experience reduced profitability and we could be required to delay, significantly curtail or eliminate planned restaurant openings, which could have a material adverse effect on our business, financial condition and results of operations. In addition, our business will require capital expenditures for the maintenance, renovation and improvement of existing restaurants to remain competitive and maintain the value of our brand standard. This creates an ongoing need for cash, and, to the extent we cannot fund capital expenditures from cash flows from operations, additional funds will need to be raised.

Increased food commodity and energy costs could decrease our restaurant-level operating profit margins or cause us to limit or otherwise modify our menu, which could adversely affect our business.
We do not own any real property and all of our restaurants are located in leased premises. The leases generally have initial terms of 10 years and typically provide for two renewal options in five-year increments as well as for rent escalations. Generally, our leases are net leases that require us to pay our share of the costs of real estate taxes, utilities, building operating expenses, insurance and other charges in addition to rent. We generally cannot cancel these leases. Additional sites that we lease are likely to be subject to similar long-term non-cancelable leases. If we close a restaurant we nonetheless may be obligated to perform our monetary obligations under the applicable lease, including, among other things, payment of the base rent for the balance of the lease term. In addition, as each of our leases expire, we may fail to negotiate renewals, either on commercially acceptable terms or at all, which could cause us to close restaurants in desirable locations. We depend on cash flows from operations to pay our lease expenses and to fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities, and sufficient funds are not otherwise available, we may not be able to service our lease expenses or fund our other liquidity and capital needs, which would materially affect our business.

We depend on key executive management
We depend on the leadership and experience of our key executive management. The loss of the services of any of our executive management members could have a material adverse effect on our business and prospects, as we may not be able

to find suitable individuals to replace such personnel on a timely basis or without incurring increased costs, or at all. We believe that our future success will depend on our continued ability to attract and retain highly skilled and qualified personnel. There is a high level of competition for experienced, successful personnel in our industry. Our inability to meet our executive staffing requirements in the future could impair our growth and harm our business.

Our inability to identify qualified individuals for our workforce could slow our growth and adversely impact our ability to operate our restaurants.
We believe that our culture is the single most important factor to our success. Accordingly, our success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified managers and associates to meet the needs of our existing restaurants and to staff new ones. A sufficient number of qualified individuals to fill these positions may be in short supply in some communities. Competition in these communities for qualified staff could require us to pay higher wages and provide greater benefits, especially if there is significant improvement in regional or national economic conditions. Any inability to recruit and retain qualified individuals may result in higher turnover and increased labor costs, and could compromise the quality of our service, all of which could adversely affect our business. Any such inability to retain or recruit qualified employees, increased costs of attracting qualified employees or delays in new restaurant openings could adversely affect our business and results of operations.

Unionization activities may disrupt our operations and affect our profitability.
Although none of our employees are currently covered under collective bargaining agreements, our employees may elect to be represented by labor unions in the future. If a significant number of our employees were to become unionized and collective bargaining agreement terms were significantly different from our current compensation arrangements, it could adversely affect our business, financial condition or results of operations. In addition, a labor dispute involving some or all of our employees may harm our reputation, disrupt our operations and reduce our revenues, and resolution of disputes may increase our costs. Further, if we enter into a new market with unionized construction companies, or the construction companies in our current markets become unionized, construction and build out costs for new restaurants in such markets could materially increase.

Increased food commodity and energy costs could decrease our restaurant-level operating profit margins or cause us to limit or otherwise modify our menu, which could adversely affect our business.
Our profitability depends in part on our ability to anticipate and react to changes in the price and availability of food commodities, including among other things cheese, meats, grains and produce. Prices may be affected due to market changes, increased competition, the general risk of inflation, shortages or interruptions in supply due to weather, disease or other conditions beyond our control, or other reasons. Other events could increase commodity prices or cause shortages that could affect the cost and quality of the items we buy or require us to further raise prices or limit our menu options. These events, combined with other more general economic and demographic conditions, could impact our pricing and negatively affect our sales and restaurant-level operating profit margins. While we have been able to partially offset inflation and other changes in the costs of core operating resources by gradually increasing menu prices, coupled with more efficient purchasing practices, productivity improvements and greater economies of scale, there can be no assurance that we will be able to continue to do so in the future. From time to time, competitive conditions could limit our menu pricing flexibility. There can be no assurance that future cost increases can be offset by increased menu prices or that increased menu prices will be fully absorbed by our guests without any resulting change to their visit frequencies or purchasing patterns. In addition, there can be no assurance that we will generate same-store sales growth in an amount sufficient to offset inflationary or other cost pressures. Our profitability also is adversely affected by increases in the price of utilities, such as natural gas, electric, and water, whether as a result of inflation, shortages or interruptions in supply, or otherwise. Our ability to respond to increased costs by increasing prices or by implementing alternative processes or products will depend on our ability to anticipate and react to such increases and other more general economic and demographic conditions, as well as the responses of our competitors and guests. All of these things may be difficult to predict and beyond our control. In this manner, increased costs could adversely affect the results of operations.

Higher health care costs and labor costs could adversely affect our business.
Increased health care and insurance costs could have a material adverse effect on our business, financial condition and results of operations. In addition, changes in federal or state workplace regulations could adversely affect our ability to meet our financial targets. Various federal and state labor laws govern our relationships with our employees and affect operating costs. These laws include employee classifications as exempt or non-exempt, minimum wage requirements, unemployment tax rates, workers' compensation rates, overtime, family leave, safety standards, payroll taxes, citizenship requirements and other wage and benefit requirements for employees classified as non-exempt. As our team members are paid at rates set above, but related to, the applicable minimum wage, further increases in the minimum wage could increase our labor costs. Significant additional government regulations could materially affect our business, financial condition and results of operations. We are subject to many federal, state and local laws with which compliance is both costly and complex. Our industry is subject to extensive federal, state and local laws and regulations, including comprehensive health care reform legislation, building and zoning requirements and those relating to the preparation and sale of food. Such laws and regulations are subject to change from time to time. The failure to comply with these laws and regulations could adversely affect our operating results. Typically, licenses, permits and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. Difficulties or failure to maintain or obtain the required

licenses, permits and approvals could adversely affect our existing restaurants and delay, or result in our decision to cancel, the opening of new restaurants, which would adversely affect our business. The impact of current laws and regulations, the effect of future changes in laws or regulations that impose additional requirements and the consequences of litigation relating to current or future laws and regulations, or our inability to respond effectively to significant regulatory or public policy issues, could increase our compliance and other costs of doing business and, therefore, have an adverse effect on our results of operations. Failure to comply with the laws and regulatory requirements of federal, state and local authorities could result in, among other things, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability. In addition, certain laws could require us to expend significant funds to make modifications to our restaurant if we failed to comply with applicable standards. Compliance with all of these laws and regulations can be costly and can increase our exposure to litigation or governmental investigations or proceedings. Our marketing strategies and channels will evolve and our programs may or may not be successful. We incur costs and expend other resources in our marketing efforts to attract and retain guests. The brand's promotion includes public relations, digital and social media, promotions, and marketing tactics through marketplace delivery companies such as Uber Eats. As the number of restaurants increases, and as we expand into new markets, we expect to increase our investment in advertising and consider additional promotional activities. Accordingly, in the future, we will incur greater marketing expenditures, resulting in greater financial risk and a greater impact on our Company. Some of these initiatives may not be successful, resulting in expenses incurred without the benefit of higher revenues. Additionally, some of our competitors have greater financial resources, which enables them to spend significantly more on marketing and advertising than we are able to at this time. Should our competitors increase spending on marketing and advertising, or our marketing funds decrease for any reason, or should our advertising and promotions be less effective than those of our competitors, there could be a material adverse effect on our results of operations and financial condition.

Changes in economic conditions could materially affect our business, financial condition and results of operations.
The restaurant industry depends on consumer discretionary spending. Disruptions in the overall economy, including recessions, high unemployment, and financial market volatility and unpredictability, can cause a reduction in consumer confidence, which may negatively affect the restaurant industry. These factors, as well as national, regional and local regulatory and economic conditions, gasoline prices, energy and other utility costs, inclement weather, conditions in the residential real estate and mortgage markets, health care costs, access to credit, disposable consumer income and consumer confidence, affect discretionary consumer spending which may cause a decrease in purchases from our restaurants. Prolonged negative trends in sales could cause us to, among other things, reduce the number and frequency of new openings and restaurant closures.

We rely heavily on information technology, and any material failure, weakness, interruption or breach of security could prevent us from effectively operating our business.
We rely heavily on information systems, including point-of-sale, inventory management, purchasing, accounting, payment of obligations, credit and debit card transactions, online-ordering platforms and other processes and procedures. Our ability to efficiently and effectively manage our business depends significantly on the reliability and capacity of these systems. Our operations depend upon our ability to protect our computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure, or other catastrophic events, as well as from internal and external security breaches, viruses, and other disruptive problems. The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms, expanding our systems as we grow or a breach in security of these systems could result in interruptions to or delays in our business and guest service and reduce efficiency in our operations. If our information technology systems fail and our redundant systems or disaster recovery plans are not adequate to address such failures, or if our business interruption insurance does not sufficiently compensate us for any losses that we may incur, our revenues and profits could be reduced, and the reputation of our brand and our business could be materially adversely affected. In addition, remediation of such problems could result in significant, unplanned capital investments.

We rely heavily on third party marketplace services (i.e. UberEats) and they represent a material portion of our sales transactions
Disruptions by our third-party marketplace services could have an impact on our sales. Additionally, an increase in the commissions and fees charged by these marketplace providers could have a negative effect on our restaurant's level profitability.

Changes in statutory, regulatory, accounting, and other legal requirements could potentially impact our operating and financial results.
We are subject to numerous statutory, regulatory, and legal requirements, domestically and abroad. Our operating results could be negatively impacted by developments in these areas due to the costs of compliance in addition to possible government penalties and litigation in the event of deemed noncompliance. Changes in the regulatory environment in the area of food safety, privacy and information security, wage and hour laws, among others, could potentially impact our operations and financial results. We lease all of our restaurants, and each is classified as an operating lease. The Financial Accounting Standards Board ("FASB") has issued an exposure draft that will revise lease accounting and require many leases currently considered to be operating leases to instead be classified as capital leases. The primary impact to this exposure draft would be that such leases would be recorded on the balance sheet as debt, and they currently have an off-balance sheet classification as operating leases. The timeline for effectiveness of this pronouncement, as well as the final guidelines and potential financial impact, are unclear at this point and may adversely affect our financial results if implemented.

Fluctuations in our tax obligations and effective tax rate and realization of our deferred tax assets may result in volatility of our operating results.
Our effective tax rate in a given financial statement period may be materially impacted by a variety of factors including but not limited to fluctuations in the valuation allowance or by changes to existing accounting rules or regulations. Further, tax legislation may be enacted in the future which could negatively impact our current or future tax structure and effective tax rates. Restaurant companies have been the target of class action lawsuits and other proceedings that are costly, divert management attention and, if successful, could result in our payment of substantial damages or settlement costs.

Our business is subject to the risk of litigation by employees, guests, suppliers, licensees, stockholders or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation.
The outcome of litigation, particularly class action and regulatory actions, is difficult to assess or quantify. In recent years, restaurant companies have been subject to lawsuits, including class action lawsuits, alleging violations of federal and state laws regarding workplace and employment matters, discrimination, and similar matters. A number of these lawsuits have resulted in the payment of substantial damages by the defendants. Although we maintain what we believe to be adequate levels of insurance, insurance may not be available at all or in sufficient amounts to cover any liabilities with respect to these or other matters. A judgment or other liability in excess of our insurance coverage for any claims or any adverse publicity resulting from claims could adversely affect our business and results of operations.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Markus Pineyro	3,200,000	Common Shares	24.646%
Markus Pineyro	487,154	Series Seed-3 Preferred Shares	
Adrian Saide-Jacaman	3,200,000	Common Shares	24.646%
Adrian Saide-Jacaman	487,154	Series Seed-3 Preferred Shares	

The Company's Securities

The Company has authorized Series Seed CF Preferred, Series Seed-1 Preferred Shares, Series Seed-2 Preferred Shares, Series Seed-3 Preferred Shares, and Common Shares. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,764,285 of Series Seed CF Preferred.

Series Seed CF Preferred

The amount of security authorized is 2,500,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series Seed CF Preferred.

Material Rights

Such rights include, namely:

- Distribution rights and preferences - No

- Liquidation rights and preferences - Senior to Common; Junior to SS-1 Preferred

- Dividend rights - Participates with Common

- Preemptive rights - No

- Right of first refusal - No

- Drag Along/Tag Along - Yes

See Exhibit F for additional information

Series Seed-1 Preferred Shares

The amount of security authorized is 3,100,000 with a total of 3,076,675 outstanding.

Voting Rights

1:1 with common shares

Material Rights

Such rights include, namely:

- Distribution rights and preferences - No

- Liquidation rights and preferences – Senior to common and Series Seed-CF, pari passu with Series Seed-2 and Series Seed-3

- Dividend rights – Participates with Common

- Preemptive rights - No

- Right of first refusal - No

- Drag Along/Tag Along - Yes

See Exhibit F for additional information

Series Seed-2 Preferred Shares

The amount of security authorized is 2,357,191 with a total of 2,357,191 outstanding.

Voting Rights

1:1 with common shares

Material Rights

Such rights include, namely:

- Distribution rights and preferences - No

- Liquidation rights and preferences – Senior to common and Series Seed-CF, pari passu with Series Seed-1 and Series Seed-3

- Dividend rights – Participates with Common

- Preemptive rights - No

- Right of first refusal - No

- Drag Along/Tag Along – Yes

See Exhibit F for additional information

Series Seed-3 Preferred Shares

The amount of security authorized is 2,126,713 with a total of 2,126,713 outstanding.

Voting Rights

1:1 with common shares

Material Rights

Such rights include, namely:

- Distribution rights and preferences - No

- Liquidation rights and preferences – Senior to common and Series Seed-CF, pari passu with Series Seed-1 and Series Seed-2

- Dividend rights – Participates with Common

- Preemptive rights - No

- Right of first refusal - No

- Drag Along/Tag Along - Yes

Common Shares

The amount of security authorized is 18,000,000 with a total of 7,400,000 outstanding.

Voting Rights

One vote per share.

Material Rights

Such rights include, namely:

- Distribution rights and preferences - No

- Liquidation rights and preferences – Junior to Series Seed-1 Preferred, Series Seed-2 Preferred, Series Seed-3 Preferred, and Series Seed-CF Preferred

- Dividend rights – Participates with Common

- Preemptive rights - No

- Right of first refusal - No

- Drag Along/Tag Along - Yes

See Exhibit F for additional information

What it means to be a minority holder

As a minority holder of Series Seed CF Preferred of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 0
  Use of proceeds: Startup Capital
  Date: March 11, 2021
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $120,000.00
  Number of Securities Sold: 2,400,000
  Use of proceeds: Founder Issuance
  Date: January 26, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $965,000.00
  Use of proceeds: Capital Expenditures and start up capital for first location
  Date: November 02, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: SAFE
  Final amount sold: $1,920,000.00

Use of proceeds: Marketing, concept development, technology and G&A
Date: July 22, 2025
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue for fiscal year 2023 was $1,118,498 compared to $1,403,497 in fiscal year 2024. Our growth was primarily driven by increased order volume across both first-party and third-party channels, as well as a strong uptick in catering sales. Between 2023 and 2024, we expanded our brand portfolio, allowing us to launch additional storefronts on Uber Eats while simultaneously driving more traffic to our own online ordering platform. This was supported by targeted social media advertising and influencer marketing efforts that increased brand awareness and customer acquisition.

Cost of Sales

Cost of Sales for fiscal year 2023 was $469,846 compared to $ 587,780 in fiscal year 2024.

The increase in our total Cost of Sales was primarily driven by higher sales volume. However, as a percentage of sales, our Cost of Sales declined year-over-year from 2023 to 2024.

Gross Margins

Gross margins for fiscal year 2023 were $648,652 compared to $815,718 in fiscal year 2024.

The increase in our total Gross Margin was primarily driven by higher sales volume, with additional contribution from an improvement in our Cost of Sales as a percentage of sales. Expenses

Expenses

Expenses for fiscal year 2023 were $1,639,168 compared to $1,572,468 in fiscal year 2024. This was primarily driven by a reduction in our overhead labor expenses.

Historical results and cash flows:

The Company is currently in a growth stage and is generating revenue. We are of the opinion that the historical cash flows will not be indicative of the revenue and cash flows expected for the future because prior year cash flows reflect the investments we made in brand development—across our nine proprietary concepts—along with spending on technology, research and development, brand awareness marketing, legal expenses related to capital raising and trademark registrations, and the natural learning curve associated with building an innovative new concept Past cash was primarily generated through product sales and equity investments. Our goal is to achieve enterprise-level cash flow positivity with the opening of our second location. We project that our second location, combined with our first, will generate sufficient cash flow to cover our current general and administrative expenses. We also expect continued growth in brand awareness, and given our consistently high customer reviews and the recent launch of our native app, we believe there is still significant sales upside at our first location.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of July 2025, the Company has capital resources available in the form of line of credit for $150,000 from Origin Bank which is currently being used, a capital contribution in the amount of $30,000, and $78,049.23 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical for our company operations. If critical: These funds are required to support approximately $300,000 in day-to-day operations, which includes continued investment in marketing and additional product development. The remaining funds will be used to launch of our second location, which we expect will generate the additional cash flow needed to achieve enterprise-level profitability.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The primary purpose of this raise is to fund the opening of our second location. If we are not successful in securing the full amount through StartEngine, we plan to continue raising smaller amounts through our existing investor base to support the ongoing growth of our first location. We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 92% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate about 5 months assuming we're not able to get access to outside capital from other investors as we have been doing. This is based on a current monthly burn rate of $27,000 per month for expenses related to marketing and other general and administrative expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 2 to 3 years, or more depending on the performance of our first and second location as awareness and customer counts continue to grow. This projection is based on a current monthly burn rate of approximately $27,000, which includes marketing and other general and administrative expenses. While our current burn rate is $27,000, it has been steadily decreasing month over month as we continue to improve both sales and operational efficiency. If we are successful in raising the maximum funding amount, we plan to open a second location, which is expected to generate additional cash flow to help cover our overhead expenses. We also anticipate continued growth at our first location, which would further reduce our cash burn as increased sales translate into greater cash availability.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

- Creditor: Origin Bank
  Amount Owed: $150,000.00
  Interest Rate: 1.5%
  Maturity Date: December 19, 2025
  Interest Rate: Wall Street Journal Prime + 1.5% Maturity Date: Line of Credit, renewed every 12 months, next renewal on 12/19/2025 Material Rights: Business and personal guarantees (Markus Pineyro and Adrian Saide-Jacaman)

- Creditor: Adrian Saide-Jacaman
  Amount Owed: $39,000.00
  Interest Rate: 0.0%

- Creditor: Markus Pineyro
  Amount Owed: $4,000.00
  Interest Rate: 0.0%

Related Party Transactions

- Name of Person: Adrian Saide-Jacaman
  Relationship to Company: Co-founder and Board Member
  Nature / amount of interest in the transaction: Note Payable for $39,000.
  Material Terms: $39,000 loan with 0% interest

- Name of Person: Markus Pineyro
  Relationship to Company: Co-founder and CEO
  Nature / amount of interest in the transaction: Note Payable for $4,000.
  Material Terms: $4,000 loan with 0% interest

Valuation

Pre-Money Valuation: $10,472,405.30

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed all preferred stock is converted to common stock. The Company has no outstanding options or warrants.

Use of Proceeds

If we raise the Target Offering Amount of $19,999.70 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%
- StartEngine Service Fees
  7.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.
- Marketing
  85.0%
  Funds will be used to continue improving our marketing efforts.

If we raise the over allotment amount of $1,234,999.50, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%
- StartEngine Service Fees
  2.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.
- New Location Opening
  65.0%
  Funds will be used for Capital Expenditures, which include LHI, Furniture, Signage, and Kitchen Equipment[Needed], for pre-opening expenses and ramp up period.
- Marketing, product development and G&A expenses
  25.0%
  Funds will be used to continue growing brand awareness through marketing investments, developing new brands and menu items and for current general and administrative expenses.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.oomikitchen.com (www.oomikitchen.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/oomi

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Krave, Inc.

[See attached]

Krave Inc.
(the “Company”)
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant’s Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS

RNB CAPITAL

www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Krave Inc. Management

We have reviewed the accompanying financial statements of Krave Inc. (the Company) d/b/a Oomi which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter on Going Concern:
As discussed in Note 1, certain conditions and events raise concerns regarding the Company's ability to continue as a going concern in the near term. Management has addressed these matters in Note 1, along with its plans to mitigate the uncertainty. The accompanying financial statements have been prepared on a going concern basis and do not include any adjustments that might result if the Company were unable to continue its operations. Our conclusion is not modified with respect to this matter.

RNB Capital LLC

Tamarac, FL
July 23, 2025

KRAVE INC.
BALANCE SHEETS

As of December 31,	2024 (USD)	2023 (USD)
ASSETS		
Current Assets		
Cash and Cash Equivalents	9,302	21,532
Trade and other Receivables	7,701	7,029
Inventories	19,899	15,836
Other Current Assets	19,083	21,329
Total	**55,985**	**65,725**
Non-Current Assets		
Property and Equipment	571,023	660,801
Right of use Assets	219,286	327,279
Intangible Assets	52,070	59,868
Other Non-Current Assets	-	-
Total	**842,379**	**1,047,947**
Total Assets	**898,364**	**1,113,673**
LIABILITIES AND EQUITY		
Current Liabilities		
Trade and Other Payables	90,904	119,881
Line of Credit	96,228	149,105
Loan Payable -Current	55,193	55,193
Lease Liabilities - Short-term	116,199	111,112
Other payables	-	45,832
Total	**358,523**	**481,124**
Non-Current Liabilities		
Lease Liabilities - Long-term	119,524	235,723
Deferred Liabilities	33,396	-
Loan Payable - Non-Current	69,199	119,771
Notes Payable – Related Parties	-	130,000
Total	**222,119**	**485,494**
Equity		
Common Stock	740	740
Preferred Stock	308	308
Additional Paid in Capital	1,084,452	1,084,452
SAFE Notes	1,665,000	740,000
Retained Earnings	(2,432,778)	(1,678,445)
Total	**317,722**	**147,055**
Total Liabilities and Equity	**898,364**	**1,113,673**

See Accompanying Notes to these Unaudited Financial Statements

KRAVE INC.
STATEMENT OF OPERATIONS

For Year Ending December 31,	2024 (USD)	2023 (USD)
Revenue and cost of sales		
Revenue	1,403,497	1,118,498
Cost of goods sold	(587,780)	(469,846)
Gross Profit / (Loss)	**815,718**	**648,652**
Expenses		
General and Administrative Expenses	(318,904)	(297,725)
Payroll Expenses	(616,371)	(761,796)
Depreciation and Amortization	(105,369)	(110,016)
Marketing and Distribution Expenses	(135,549)	(121,636)
Selling Expenses	(129,005)	(116,091)
Legal and Professional	(127,543)	(120,100)
Operating Lease Expense	(96,034)	(96,034)
Amortization of ROU Assets	(15,770)	(15,770)
Operating Profit / (Loss)	**(728,827)**	**(990,515)**
Other Income	11,268	293
Interest Expense	(37,166)	(39,065)
Other Expense	(2,025)	(14,017)
Profit / (Loss) Before Income Tax	**(756,751)**	**(1,043,304)**
Profit/Loss from continuing operations	(1,248,931)	(1,535,484)
Profit / (Loss) for the period	**(756,751)**	**(1,043,304)**

See Accompanying Notes to these Unaudited Financial Statements

KRAVE INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Series Seed 1 Preferred Stock		APIC	SAFE Notes	Retained Earnings (Deficit)	Total Shareholders' Equity
	# of Shares	**$ Amount**	**# of Shares**	**$ Amount**				
Beginning balance at 1/1/23	5,000,000	500	-	-	1,084,452	-	(683,176)	401,776
Issuance of Common Stock	2,400,000	240	-	-	-	-	-	240
Issuance of Preferred Stock	-	-	3,076,675	308	-	-	-	308
SAFE Notes	-	-	-	-	-	740,000	-	740,000
Prior Period Adjustments	-	-	-	-	-	-	48,036	48,036
Net income (loss)	-	-	-	-	-	-	(1,043,304)	(1,043,304)
Ending balance at 12/31/23	**7,400,000**	**740**	**3,076,675**	**308**	**1,084,452**	**740,000**	**(1,678,445)**	**147,055**
SAFE Notes	-	-	-	-	-	925,000	-	925,000
Prior Period Adjustments	-	-	-	-	-	-	2,418	2,418
Net income (loss)	-	-	-	-	-	-	(756,751)	(756,751)
Ending balance at 12/31/24	**7,400,000**	**740**	**3,076,675**	**308**	**1,084,452**	**1,665,000**	**(2,432,778)**	**317,722**

See Accompanying Notes to these Unaudited Financial Statements

KRAVE INC.
STATEMENT OF CASH FLOWS

For Year Ending December 31,	2024 (USD)	2023 (USD)
Cash flows from operating activities		
Profit before tax for the year	(756,751)	(1,043,304)
Adjustments for		
Prior Period Adjustments	2,418	48,036
Depreciation and Amortization	105,369	110,016
Working Capital Adjustments		
Current Assets		
Change in Trade and Other Receivables	(672)	(7,029)
Change in Inventories	(4,063)	(1,482)
Change in other current assets	2,245	(10,558)
Current liabilities		
Change in Trade Payables and other payables related to operating activities	(28,978)	73,564
Change in other payables	(45,832)	45,832
Change in Deferred Liabilities	33,396	-
Right of use Assets	107,993	26,480
Lease Liabilities	(111,112)	(106,203)
Net cash flows from operating activities	(695,987)	(864,649)
Cash flows from Investing activities		
Acquisition of Fixed Assets and Intangible Assets	(7,793)	(74,811)
Net cash outflow/Inflow from Investing activities	(7,793)	(74,811)
Cash flows from financing activities		
Proceeds from issue of shares	-	120,000
Proceeds from SAFE Notes	925,000	740,000
Changes in Line of Credit	(52,878)	99,105
Changes in Notes to Related Parties	(130,000)	10,000
Repayment of Loan Payable	(50,572)	(12,054)
Net cash outflow/Inflow from financing activities	691,550	957,052
Net Increase/(decrease) in cash	(12,230)	17,591
Cash and cash equivalents at the beginning of the year	21,532	3,941
Cash and cash equivalents at the end of the year	9,302	21,532

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Krave Inc. ("the Company") d/b/a Oomi was formed in Delaware on January 13, 2021. The Company earns revenue by selling food and beverages through its own online ordering platform and third party platforms such as Uber Eats. The Company's headquarters is in Dallas, Texas. The Company's customers are located in the United States.

The Company will conduct a crowdfunding campaign under regulation crowdfunding in 2025 to raise growth capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses for the past two years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $9,302 and $21,532 in cash and cash equivalents as of December 31, 2024 and December 31, 2023, respectively.

Trade and Other Receivables

Trade receivables represent amounts due from credit card processors and marketplace platforms for completed sales. Payments are typically received 2–3 days after the transaction date due to standard processing delays. The Company evaluates the collectability of the accounts receivable on a customer-by-customer basis.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. As of December 31, 2024 and 2023, the Company does not deem an allowance necessary.

As of December 31, 2024 and 2023, the accounts receivable amounts to $7,701 and $7,029, respectively.

Inventories

Inventory consisted primarily of raw materials such as food, produce, grocery, dairy, protein, paper and packaging, uniform and other inventories. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory at December 31, 2024 and December 31, 2023 consisted of the following:

	2024	2023
Food Inventory	2,014	2,044
Produce Inventory	1,529	1,200
Grocery Inventory	7,896	4,378
Dairy Inventory	1,113	577
Protein Inventory	1,663	1,701
Paper and Packaging Inventory	2,984	5,295
Uniform Inventory	1,493	-
Other Food Inventory	1,207	640
Total	**19,899**	**15,836**

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2024	2023
Leasehold Improvement	10	361,993	356,815
Restaurant Equipment	5-7	372,287	372,287
Furniture and Fixtures	7	28,203	28,203
Automobiles	7	17,050	17,050
Other Fixed Assets	5	2,615	-
Less Accumulated Depreciation		(211,125)	(113,553)
Totals		**571,023**	**660,801**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

The Company generates revenue from the sale of food and beverages to retail customers. Payments are typically collected through credit card processors and/or marketplace platforms, with cash receipts received approximately 2–3 days after the transaction is completed. The Company's primary performance obligation is the delivery of food and beverages, which is satisfied at the point of sale in-store or upon delivery to the customer. Revenue is recognized at the time control of the goods transfers to the customer, reflecting the point at which the performance obligation is fully satisfied.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of employee benefits, dues and subscriptions, bank charges, repairs and maintenance, insurance, utilities, licensing fees, and other miscellaneous expenses.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, it determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company's primary tax jurisdictions are the United States, and Delaware. The Company has incurred cumulative losses for the past two years and has not recorded any current income tax expense for the years ended December 31, 2024 and 2023. The Company's Net Operating Loss (NOL) as of December 31, 2023 was $1,233,778 and is expected to increase for 2024, though it has not yet filed its taxes.

The Company has recognized deferred tax assets related to these NOLs as of December 31, 2023 and estimates an increase in DTAs December 31, 2024 due to additional NOLs and other temporary differences. However, due to the Company's history of losses, management has determined that it is more likely than not that these assets will not be realized. As a result, a full valuation allowance has been recorded against the deferred tax assets.

The Company's effective tax rate was 0% for all periods presented due to the valuation allowance.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company entered into a licensing agreement to use the *Urban Taco* brand and concept in its food service operations. Licensing fees are paid to Markus Pineyro, Chief Executive Officer of Krave Inc., who owns the *Urban Taco* intellectual property. Management believes the terms of the agreement are consistent with those that would be negotiated in an arm's-length transaction.

As of December 31, 2023, the Company had notes payable totaling $130,000 to related parties, $62,500 to its Chief Executive Officer, Markus Pineyro, and $67,500 to its Chief Financial Officer, Adrian Saide. In 2024, these notes were converted to SAFE instruments. See Note 5 and 6 for additional information.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

Operating Lease

The Company is required to follow the guidance of Accounting Standards Codification 842 ("ASC 842"), Leases. In March 2023, the Company entered into an operating lease agreement with 3510 RA, LLC for office and commercial space located at RA 3510 Shopping Lease Center. The term and duration of the lease was for a period of five (5) years commencing in October 2021 and ending in November 2026. At commencement, the Company recognized a right-of-use asset and a corresponding lease liability of $475,583, representing the present value of future lease payments.

Finance Lease

The Company is required to follow the guidance of Accounting Standards Codification 842 ("ASC 842"), Leases. In June 2022, the Company entered into a finance lease agreement with Bush Truck Leasing, Inc. for a 2022 Mercedes-Benz Sprinter. The term and duration of the lease was for a period of sixty (60) months commencing in June 2022 and ending in May 2027. The lease includes fixed monthly payments of $1,428 base rent and provides the Company with an option to purchase the vehicle at the end of the lease term. At commencement, the Company recognized a right-of-use asset and a corresponding lease liability of $78,849, representing the present value of future lease payments.

Shown below are the Company's lease liabilities as of December 31, 2024:

	Year Ending
Lease expense	**2024-12**
Finance lease expense	
Amortization of ROU assets	15,770
Interest on lease liabilities	1,606
Operating lease expense	96,034
Short-term lease expense *	
Variable lease expense	0.00
Sublease income *	
Total	113,410
Other Information	
(Gains) losses on sale-leaseback transactions, net *	
Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from finance leases (i.e. Interest)	1,6509
Financing cash flows from finance leases (i.e. principal portion)	15,4841
Operating cash flows from operating leases	99,395
ROU assets obtained in exchange for new finance lease liabilities	0.00
ROU assets obtained in exchange for new operating lease liabilities	0.00
Weighted-average remaining lease term in years for finance leases	2.42
Weighted-average remaining lease term in years for operating leases	1.92
Weighted-average discount rate for finance leases	3.43%
Weighted-average discount rate for operating leases	1.59%

Maturity Analysis	**Finance**	**Operating**
2025-12	17,134	102,383
2026-12	17,134	96,431
2027-12	7,139	0.00
2028-12	0.00	0.00
2029-12	0.00	0.00
Thereafter	0.00	0.00
Total undiscounted cash flows	41,408	198,815
Less: present value discount	(1,611)	(2,889)
Total lease liabilities	39,797	195,926

NOTE 5 – LIABILITIES AND DEBT

Line of Credit - The Company maintains a revolving line of credit with Original Bank, providing a total borrowing capacity of $150,000. Borrowings under the line of credit bear interest at a rate of 9.25% per annum and are subject to customary terms and covenants. The line of credit is secured by substantially all of the Company's assets. As of December 31, 2024 and 2023, the Company had outstanding borrowings of $96,228 and $149,105, respectively.

Loan Payable – In March 2022, the Company entered into a finance agreement with LEAF Capital Funding, LLC for $201,975.47 to acquire equipment and related assets. The 63-month term consists of a 3-month deferral period with no payments, followed by 60 monthly payments of $4,282.49. Beginning with the fifth payment, an additional $316.96 was added to each monthly payment. The obligation is secured by a first-priority interest in the financed assets. As of December 31, 2024 and 2023, the outstanding balance was $124,392 and $174,965, respectively.

Notes Payable – Related Parties – In 2023, the Company received non-interest-bearing, unsecured advances from its Chief Executive Officer and Chief Financial Officer, totaling $130,000, to fund general operations. These notes payable had no stated maturity date. In 2024, the Company converted these advances into Simple Agreements for Future Equity (SAFE), which are accounted for as equity instruments. See Note 6 for additional details on SAFE.

Debt Summary

				For the Year Ended December 2024			For the Year Ended December 2023		
Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Debt	Current Portion	Non-Current Portion	Total Debt
Line of Credit	150,000	9.25%	2025	96,228	-	96,228	149,105	-	149,105
Loan Payable	201,975	12%	2027	55,193	69,199	124,392	55,193	119,771	174,964
Notes Payable – Related Parties	130,000	-	-	-	-	-	-	130,000	130,000
Total				151,421	69,199	220,620	204,298	249,771	454,069

Debt Principal Maturities 5 Years Subsequent to 2024

Year	Amount
2025	151,421
2026	55,193
2027	14,006
Thereafter	220,620

NOTE 6 – EQUITY

The Company has authorized 17,000,000 common shares with a par value of $0.0001 per share. 7,400,000 shares were issued and outstanding as of 2024 and 2023.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 3,100,000 of preferred shares with a par value of $0.0001 per share. 3,076,675 shares were issued and outstanding as of 2024 and 2023.

Voting: Each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Dividends: The holders of the Preferred Stock are entitled to receive dividends when and if declared by the Board of Directors.

Redemption: Any shares of Preferred Stock that are redeemed or acquired by the Corporation will automatically and immediately cancelled and retired.

Conversion: Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration.

<u>Simple Agreements for Future Equity (SAFE)</u>

During the periods ending December 31, 2024 and 2023, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event. Each agreement is subject to a pre or post money valuation cap. The total amount of the SAFES was $1,665,000 and $740,000 as of December 31, 2024 and 2023. The valuation caps of the agreements entered were $4M - $8M.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 23, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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All Your Cravings in One Click

Oomi is a tech-enabled digital food hall that brings multiple chef-driven brands together under one roof, allowing customers to mix and match in a single order. Backed by 4.9-star Google reviews and actual year-over-year growth, Oomi is reshaping the future of on and off-premise dining

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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

oomi DIGITAL FOOD HALL

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

REASONS TO INVEST

- Multiple Brands, One Click oomi combines several unique, chef-driven food brands under one roof — allowing customers to mix, match, and bundle meals in a single order. It's convenience and variety that traditional restaurants can't match.

- Built by Proven Restaurant Leaders oomi is led by seasoned operators with decades of success launching and scaling multi-unit, multi-brand restaurant groups. This isn't their first rodeo — it's their best one yet.

- Strong Growth with a Scalable Model 50% year-over-year sales growth through early 2025. A hub-and-spoke model is designed for rapid expansion and operational efficiency.

TEAM



Markus Pineyro • Chief Executive Officer and Principal Accounting Officer

18 years in the restaurant industry, operator of a regional multi-brand restaurant group. BA from Southern Methodist University.

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Adrian Saide-Jacaman • Co-Founder & Board Member

Former CFO of a 300+ location franchise group and high-growth restaurant brand. Previously with PepsiCo and CEMEX. MBA from University of Texas at Austin.

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Rogelio Herrera Ledezma • Chief Operating Officer

20 years of restaurant operations experience, including executive roles in multi-brand groups. BA from University of Texas at Arlington.

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Enrique Omar Ramírez Villalpando • Board Member

Business owner operating business across different industries. Board Member and Investor with oomi.

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Chris Baggott • Strategic Advisor

Founder of ExactTarget (acquired by Salesforce), Compendium (acquired by Oracle), ClusterTruck, and Empower Delivery.

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Vlad Ovelian • Venture Investor

15+ years in foodtech Founded Dostaevsky (#1 food delivery brand in Eastern Europe, 60+ dark kitchens, 2M+ app users)

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THE PITCH

Oomi is redefining the off-premise dining experience by combining the convenience of digital ordering with a curated mix of restaurant brands, all from a single kitchen. The company leverages vertical integration, in-house delivery, and menu engineering to optimize quality, speed, and efficiency. Backed by strong customer reviews and consistent sales growth, Oomi is positioning itself as a scalable solution in a growing $900B U.S. food market. Oomi is a tech-enabled digital food hall offering multiple virtual brands from a single kitchen, a proprietary native app delivering more convenience, better engagement, and more loyalty, with growing sales and a 4.9-star customer rating on Google.


oomi DIGITAL FOOD HALL
ALL YOUR CRAVINGS IN ONE CLICK
5:01
Pickup • Delivery
Group Order
Restaurants
Okie Dokie Smash
Savage Rabbit
Clucky's
Starters
Bowls
Handhelds
Mexican
Recently Ordered
home
menus
orders
profile
oomi
URBAN (TACO)
TRIBAL
SAVAGE RABBIT
LOVE BOWLS
BOWL RITO
BODEGA
HOT LIPS

THE PROBLEM & OUR SOLUTION

Most restaurants are limited by single-brand menus and inefficient third-party delivery options. Consumers often want variety and convenience without multiple delivery fees or apps. Oomi addresses this by offering a centralized digital food hall where customers can order across brands in one transaction. Each brand is designed for ingredient overlap, reducing waste and increasing efficiency. With in-house order and delivery management, Oomi controls the full customer journey—something third-party platforms can't offer.


oomi's vertical integration is the key to deliver a best-in-class customer experience
1st party ordering
Pace kitchen production based on cook times, kitchen capacity and driver supply
oomi courier out for delivery
Happy oomi customer

Oomi isn't just one brand — it's a curated collection of crave-worthy concepts built for today's delivery-first customer. From Clucky's Damn Good Chicken and Bodega Sandwiches & Wraps to Okie Dokie Smash Burgers and Love Bowls, each brand is designed to stand on its own while benefiting from shared operations and cross-selling power. Oomi has also launched standout collaborations like Taquitos Ross with acclaimed chef Regino Rojas, and a limited-time SpongeBob SquarePants partnership that turned Oomi into the Krusty Krab. It's variety, quality, and brand storytelling — all under one digital roof.


oomi has developed a diverse portfolio of curated food brands tailored to a wide range of eating occasions — all designed with intentional cross-utilization to maximize operational efficiency.


oomi delivers high-quality food with unmatched choice
oomi

THE MARKET & OUR TRACTION

The U.S. restaurant industry is projected to reach $1.1 trillion in 2025, with Texas alone contributing over $106 billion annually. As off-premise dining continues to grow, it now accounts for up to 70% of restaurant traffic in some segments. Meanwhile, the online food delivery market is expected to grow at a 9–10% CAGR through 2030, and in many urban areas, nearly 40–50% of consumers use third-party delivery services at least once a week.

Oomi is gaining traction with consistent sales growth and a 4.9-star rating from 556 Google reviews. The company experienced a 60% year-over-year sales increase through early 2025 and maintains strong social engagement, with over 13,000 Instagram followers and partnerships including a branded activation with Nickelodeon's Krabby Patty.


Traction – Sales continue to build as oomi gains adoption
$180,000
$160,000
$120,000
$80,000
$40,000
$-
P1
P2
P3
P4
P5
2023
2024
50% Sales Growth on a gross basis through period 5 vs 2024


Our Biggest Advocates?
Our Customers.
THIS BURGER WAS ELECTRIFYING
Best Food Kitchen in Dallas!
oomi Kitchen
4.9 ★★★★★ 555 Google reviews
$10–20 · Restaurant
There's a place in Dallas where you can order from over 100 menu items
incredible smashburger in Dallas

WHY INVEST

Oomi is building a scalable, tech-forward food platform with strong early performance and experienced leadership. With proven consumer demand and a replicable expansion model, Oomi offers a compelling entry point into a high-growth market.


Our mission is to be the go-to food option
Dallas
Austin
Houston
San Antonio
Our expansion will begin in Texas, but will not end there... our goal is to make oomi a national brand


Multi-brand convenience, built for today
oomi
SCAN CODE

ABOUT

HEADQUARTERS
3510 Ross Ave Suite 100
Dallas, TX 75204

WEBSITE
View Site

Oomi is a tech-enabled digital food hall that brings multiple chef-driven brands together under one roof, allowing customers to mix and match in a single order. Backed by 4.9-star Google reviews and actual year-over-year growth, Oomi is reshaping the future of on and off-premise dining

TERMS

oomi

Overview

PRICE PER SHARE
$0.70

VALUATION
$10.47M

FUNDING GOAL
$20K - $1.23M

Breakdown

MIN INVESTMENT
$500.50

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,999.50

SHARES OFFERED
Series Seed CF Preferred

MIN NUMBER OF SHARES OFFERED
28,571

MAX NUMBER OF SHARES OFFERED
1,764,285

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$898,364	$1,113,673
Cash & Cash Equivalents	$9,302	$21,532
Accounts Receivable	$0	$0
Short-Term Debt	$358,523	$481,124
Long-Term Debt	$222,119	$485,494
Revenue & Sales	$1,403,497	$1,118,498
Costs of Goods Sold	$587,780	$469,846
Taxes Paid	$0	$0
Net Income	-$756,751	-$1,043,304

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

'Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 5% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 8% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 10% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 15% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 20% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $1,000+ between day 35 - 40 and receive 2% bonus shares

Flash Perk 2: Invest $5,000+ between day 35 - 40 and receive 7% bonus shares

Flash Perk 3: Invest $10,000+ between day 35 - 40 and receive 9% bonus shares

Flash Perk 4: Invest $20,000+ between day 35 - 40 and receive 13% bonus shares

Flash Perk 5: Invest $50,000+ between day 35 - 40 and receive 18% bonus shares

Flash Perk 6: Invest $1,000+ between day 60 - 65 and receive 1% bonus shares

Flash Perk 7: Invest $5,000+ between day 60 - 65 and receive 5% bonus shares

Flash Perk 8: Invest $10,000+ between day 60 - 65 and receive 7% bonus shares

Flash Perk 9: Invest $20,000+ between day 60 - 65 and receive 10% bonus shares

Flash Perk 10: Invest $50,000+ between day 60 - 65 and receive 15% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive $50 in oomi credit

Tier 2 Perk: Invest $5,000+ and receive 3% bonus shares + $150 in oomi credit + 1 free group order (value up to $100 for investors based in the Dallas metroplex)

Tier 3 Perk: Invest $10,000+ and receive 5% bonus shares + $300 in oomi credit + exclusive investor shirt

Tier 4 Perk: Invest $20,000+ and receive 7% bonus shares + $500 in oomi credit + catered event (eligible for investors based in the Dallas metroplex with a value up to $250)

Tier 5 Perk: Invest $50,000+ and receive 10% bonus shares + $1000 in oomi credit + exclusive investor shirt + catered event (eligible for investors based in the Dallas metroplex with a value up to $500)

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Krave Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series Seed CF Preferred at $0.70/ share, you will receive 110 shares of Series Seed CF Preferred, meaning you'll own 110 shares for $70.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Administrative Expenses" not strictly for administrative purposes.

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

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SECURE

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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

How to open a Self-Directed IRA on StartEngine?

StartEngine makes it easy to invest using your retirement funds. You can open a self-directed IRA account through StartEngine. To get started, simply visit **our IRA page** for more information and step-by-step instructions.

Already have a self-directed IRA with another provider? You can still invest on StartEngine, but please note that the process will be manual and may take longer to complete.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

@ 2025 All Rights Reserved

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Important Message
IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors
Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CERTIFICATE OF AMENDMENT
TO
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

KRAVE INC.

Krave Inc. (the "**Company**"), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**DGCL**"), hereby certifies the following:

1. That the name of this corporation is Krave Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on January 13, 2021. The Company's most recent Amended and Restated Certificate of Incorporation was filed on August 7, 2025 (the Amended and Restated Certificate of Incorporation, as amended, the "**Current Certificate**").

2. This Certificate of Amendment to Amended and Restated Certificate of Incorporation of the Company, was duly adopted by the Company's Board of Directors and stockholders in accordance with the applicable provisions of Sections 228 and 242 of the DGCL.

3. Article V of the Current Certificate is hereby amended and restated to read in its entirety as follows:

   "The total number of shares of all classes of stock that the Corporation has authority to issue is 28,083,904, consisting of (a) 18,000,000 shares of Common Stock, par value $0.0001 per share (the "***Common Stock***"), (b) 3,100,000 shares of Series Seed-1 Preferred Stock, par value $0.0001 per share (the "***Series Seed-1 Preferred Stock***"), 2,357,191 shares of Series Seed-2 Preferred Stock, par value $0.0001 per share (the "***Series Seed-2 Preferred Stock***"), 2,126,713 shares of Series Seed-3 Preferred Stock, par value $0.0001 per share (the "***Series Seed-3 Preferred Stock***") and 2,500,000 shares of Series Seed-CF Preferred Stock, par value $0.0001 per share (the "***Series Seed-CF Preferred Stock***" and, together with the Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock and Series Seed-3 Preferred Stock, the "***Preferred Stock***"). The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein."

* * * * *

IN WITNESS WHEREOF, the undersigned officer has executed this Certificate of Amendment to Amended and Restated Certificate of Incorporation of Krave Inc. on this [__] day of September, 2025.

KRAVE INC.

By: ________________________________
Name: Markus Alexander Pineyro
Title: Chief Executive Officer

Delaware

The First State

I, CHARUNI PATIBANDA-SANCHEZ, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "KRAVE INC.", FILED IN THIS OFFICE ON THE SEVENTH DAY OF AUGUST, A.D. 2025, AT 4:25 O`CLOCK P.M.

C. P. Sanchez

Charuni Patibanda-Sanchez, Secretary of State

4718442 8100
SR# 20253608185

Authentication: 204424085
Date: 08-08-25

KRAVE INC.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Krave Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), does hereby certify as follows.

1. The name of this corporation is Krave Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on January 13, 2021, under the name Krave Inc.

2. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

> RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. This Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 5th day of August, 2025.

DocuSigned by:

By: Markus Pineyro

31FA1CB32840489...

Markus Alexander Pineyro, President and Chief Executive Officer

Exhibit A

KRAVE INC.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I: NAME.

The name of this corporation is Krave Inc. (the "***Corporation***").

ARTICLE II: REGISTERED OFFICE.

The address of the registered office of the Corporation in the State of Delaware is 108 Lakeland Ave , City of Dover, County of Kent, Delaware 19901. The name of its registered agent at such address is Capitol Services, Inc.

ARTICLE III: DEFINITIONS.

As used in this Amended and Restated Certificate (the "***Restated Certificate***"), the following terms have the meanings set forth below:

"***Board Composition***" means that number of individuals, equal to three (together, the "**Common Board Designees**"), designated from time to time in a writing delivered to the Company and signed by holders of the Company's common stock constituting a majority of the Company's outstanding common stock.

"***Seed-1 Price***" means $0.33784 per share for the Series Seed-1 Preferred Stock.

"***Seed-2 Price***" means $0.38181 per share for the Series Seed-2 Preferred Stock.

"***Seed-3 Price***" means $0.47726 per share for the Series Seed-3 Preferred Stock.

"***Seed-CF Price***" means $0.70135 per share for the Series Seed-CF Preferred Stock.

"***Requisite Holders***" means the holders of at least a majority of the outstanding shares of Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, and Series Seed-3 Preferred Stock (voting as a single class on an as-converted basis).

ARTICLE IV: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE V: AUTHORIZED SHARES.

The total number of shares of all classes of stock that the Corporation has authority to issue is 26,344,799, consisting of (a) 17,000,000 shares of Common Stock, par value $0.0001 per share (the "***Common Stock***"), (b) 3,100,000 shares of Series Seed-1 Preferred Stock, par value $0.0001 per share (the "***Series Seed-1 Preferred Stock***"), 2,357,191 shares of Series Seed-2 Preferred Stock, par value $0.0001 per share (the "***Series Seed-2 Preferred Stock***"), 2,126,713 shares of Series Seed-3 Preferred Stock, par value $0.0001 per share (the "***Series Seed-3 Preferred Stock***") and 1,760,895 shares of Series Seed-CF Preferred Stock, par value $0.0001 per share (the "***Series Seed-CF Preferred Stock***" and, together with the Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock and Series Seed-3 Preferred Stock, the "***Preferred Stock***"). The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein.

A. COMMON STOCK

The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Common Stock.

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in this Restated Certificate.

2. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

1. Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales.

1.1 Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price (as defined below) for such share of Preferred Stock, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "***Original Issue Price***" shall mean, with respect to the Series Seed-1 Preferred Stock, $0.33784 per share, with respect to the Series Seed-2 Preferred Stock, $0.38181 per share, with respect to the Series Seed-3 Preferred Stock, $0.47726 per share, and with respect to the Series Seed-CF Preferred Stock, $0.70135 per share subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock.

1.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3 Deemed Liquidation Events.

1.3.1 Definition. Each of the following events is a "***Deemed Liquidation Event***" unless the Requisite Holders elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2. Voting.

2.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, or Series Seed-3 Preferred Stock, as applicable (the "***Voting Preferred Stock***"), may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Voting Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Voting Preferred Stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Voting Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

2.2 Series Seed-CF Preferred Stock. Except as otherwise required by law or this Certificate of Incorporation, shares of Series Seed-CF Preferred Stock shall be non-voting shares.

2.3 Election of Directors. The holders of record of the Company's capital stock are entitled to elect directors as described in the Board Composition. Any director elected as provided in the preceding sentence may be removed without cause by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director.

3. Conversion. The holders of the Preferred Stock have the following conversion rights (the "***Conversion Rights***"):

3.1 Right to Convert.

3.1.1 Conversion Ratio. Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined below) in effect at the time of conversion. The "***Conversion Price***" shall initially be equal to $0.33784 for the Series Seed-1 Preferred Stock, $0.38181 for the Series Seed-2 Preferred Stock, $0.47726 for the Series Seed-3 Preferred Stock, and $0.70135 for the Series Seed-CF Preferred Stock. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided in this Restated Certificate.

3.1.2 Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event herein, in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2 Fractional Shares. No fractional shares of Common Stock will be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3 Mechanics of Conversion.

3.3.1 Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Common Stock, a holder of Preferred Stock shall surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "***Contingency Event***"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "***Conversion Time***"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion in accordance with the provisions of this Restated Certificate and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2 Reservation of Shares. For the purpose of effecting the conversion of the Preferred Stock, the Corporation shall at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, , that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then-par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation shall take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3 Effect of Conversion. All shares of Preferred Stock that shall have been surrendered for conversion as provided in this Restated Certificate shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4 No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Common Stock delivered upon conversion.

3.4 Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "***Original Issue Date***" for such series of Preferred Stock) effects a subdivision of the outstanding Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of that series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before the combination will be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5 Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, in the event a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of the issuance or the close of business on the record date, and

(b) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has have been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of the event.

3.6 Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation shall make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7 Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.8 Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation shall provide that each share of such series of Preferred Stock will thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation shall make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Restated Certificate and furnish to each holder of such series of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

3.10 Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "***Mandatory Conversion Time***"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11 Procedural Requirements. The Corporation shall notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Restated Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. Dividends. The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. **Redeemed or Otherwise Acquired Shares.** Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6. **Waiver.** Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7. **Notice of Record Date.** In the event:

(a) the Corporation takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation shall send or cause to be sent to the holders of the Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. The Corporation shall send the notice at least 20 days before the earlier of the record date or effective date for the event specified in the notice.

8. **Notices.** Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE VI: PREEMPTIVE RIGHTS.

No stockholder of the Corporation has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

ARTICLE VII: BYLAW PROVISIONS.

A. AMENDMENT OF BYLAWS. Subject to any additional vote required by this Restated Certificate or bylaws of the Corporation (the "***Bylaws***"), in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B. NUMBER OF DIRECTORS. Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C. BALLOT. Elections of directors need not be by written ballot unless the Bylaws so provide.

D. MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE VIII: DIRECTOR LIABILITY.

A. LIMITATION. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article VIII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article VIII by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B. INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C. MODIFICATION. Any amendment, repeal, or modification of the foregoing provisions of this Article VIII will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

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